Algonquin Power & Utilities Corp. announces upcoming departure of Chief Financial Officer
Replacement search to be conducted as Darren Myers elects to pursue another leadership opportunity
OAKVILLE, Ontario - January 14, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today the upcoming departure of Chief Financial Officer Darren Myers.
“Today I accepted Darren’s resignation as he is pursuing another opportunity,” said Chris Huskilson, Chief Executive Officer of AQN. “Darren will remain as CFO through the reporting of the Company’s fourth quarter 2024 results. Darren joined in August 2022 and has been an important part of the team that steered the Company through its strategic review and the sale of its renewables business. I want to thank Darren for his tremendous contributions to our transformation from a hybrid business to a pure-play regulated utility. We wish him well and will commence a search immediately.”
“It has been a privilege to work alongside Chris and my fellow AQN colleagues. I am proud of our collective accomplishments together,” said Darren Myers. “Algonquin has taken significant steps towards becoming a simpler, more focused regulated utility that is well-positioned for the future.”
Mr. Myers is committed to working with AQN’s management team in an effort to provide a smooth transition. The Company will undertake a search for his replacement.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s search for a new Chief Financial Officer. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Management Discussion and Analysis for the three and nine months ended September 30, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.